Offering Statement for Puro Trader, Inc. ("Yahyn")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Puro Trader, Inc.

   25 Sundial Ave. STE 406

   Manchester, NH 03103

Eligibility

2. The following are true for Puro Trader, Inc.:

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Pierre Rogers

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/23/2019	Present	Puro Trader, Inc. dba Yahyn	CEO
01/01/2018	10/01/2019	Alumni Ventures Group	Head of Intermediary Distribution

   Short Bio: Youngest SVP at Columbia Management (Asset Management arm of Bank of

America) before airlifting sales and distribution team to Prudential Asset Manager. Serial Entrepreneur having started and/or sat as a board advisor on 4 previous companies with Head of Business Development and Intermediary Distribution for and alternative asset manager prior to founding PuroTrader. Prior to serving full time as the CEO of Puro Trader, Pierre served as head of Intermediary Distribution for the VC startup Alumni Ventures Group, a position he held from Jan of 2018 to Oct of 2019. Immediately before that role at AVG, Pierre served as the Senior Vice President of institutional sales at Amundi Pioneer, Piedmont Capital, and Prudential Financial during the period of Dec 2007 to Dec 2017. Work experience: https://www.linkedin.com/in/pierre-rogers-yahyn/

Name
Joshua Leavitt

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/23/2019	Present	Puro Trader, Inc. dba Yahyn	SVP
01/01/2016	03/01/2019	Alumni Ventures Group	SVP of Finance and Operations

Short Bio: Serial entrepreneur, who, prior to his taking on the role of SVP for Puro Trader, Joshua served as the SVP of finance and operations in the development of Alumni Ventures Groups back end systems, facilitating its hyper-growth phase from $5,000,000 in AUM, to $300,000,000 in AUM from the period of Jan 2016 to March 2019. Prior to his entrepreneurial work, Joshua has also served as the senior corporate finance analyst for the performance sports group ($500,000,000/yr in sales), and as a lead auditor and tax accountant for the firm Rowley and Associates of Concord NH. Work experience: https://www.linkedin.com/in/joshualleavitt/

Name
Jonathan Cooper

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2019	Present	Puro Trader, Inc. dba Yahyn	Board Member
01/01/2020	Present	Gigadex	CEO
01/01/2013	Present	Evolution Ventures LLC	Managing Director

Short Bio: Our Director, serial entrepreneur with 20+ years of experience, with his most recent successful exit being the company he founded, Ebbu, which was sold to Canopy Growth Corporation. Currently, Jon serves as the CEO of Gigadex since January 2020, a new artificial intelligence company, as well as continuing his role as the managing director of Evolution Ventures, LLC, a role he has held since 2013.

Name
Tod Nestor

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/23/2019	Present	Puro Trader, Inc. dba Yahyn	Director
01/01/2017	Present	Tailgate Dogs & Sausages, Inc	Chairman
09/01/2017	07/01/2018	Alumni Ventures Group	Executive Vice President and CFO
07/01/2019	Present	Energy Focus, Inc	CFO

Short Bio: Former CFO at Bacardi who integrated the acquisition of Grey Goose Vodka.

Senior Treasury Analyst and Finance Manager Pepsi Co. Former CFO of Fairway Market large scale Grocery chain. Currently, Tod is the President and CFO of Energy Focus, Inc, a $20,000,000/yr publicly traded LED lighting provider, a position he has held since Jul 2019. Prior to his position as a Director at Puro Trader, Inc, Tod has served as Chairman of his startup, Tailgate Dogs & Sausages, inc, from Jan 2017 to current, as well as the Executive Vice President and CFO of Alumni Ventures Group, from Sept 2017 to Jul 2018. Work experience: https://www.linkedin.com/in/todanestor/

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Pierre Rogers

Securities:	71,000
Class:	Common Stock
Voting Power:	49.7%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Yahyn is aiming to positively disrupt the way wine is purchased, distributed, and consumed. Consumers can now purchase from very large inventories of wine with convenience and have it shipped to their doorstep. Sellers can sell online quickly and easily with a fully compliant and integrated e-commerce experience. Yahyn's platform aims to serve as an inexpensive additional line of distribution that most sellers would not have access to on their own. Through its proprietary OCR technology, Yahyn focuses on converting every user into a sommelier. Our algorithm, built on knowledge drawn from our partners such as the French Laundry and Wine Spectator, guides customers to the best option or value wine to accompany their meal. We also offer integrated social media, blogs, reviews and personal connections between members of our communities to share in all things wine.

Yahyn currently has 12 employees.

Risk Factors

7. Material factors that make an investment in Puro Trader, Inc. speculative or risky:
    1. Risk in this particular industry is mostly associated with external risks related to changes in alcohol distribution laws both at federal and state levels. That said, at this point, there are no impactful laws on the horizon. Additionally, to mitigate against any legislative violations, we have hired the alcohol and tobacco lobbyist firm Troutman and Sanders and built out a matrix of laws governing the shipments of alcohol and spirits throughout the country. This matrix has been encoded into our platform as well as made flexible enough to account for future changes.
    2. Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have, and launch its own business that competes with us.
    3. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.
    4. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects, and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation, and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, might be detrimental to our business.
    5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.
    6. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties

frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

7. Risks from Pandemics We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

8. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

9. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

10. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

11. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

12. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

13. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

14. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

15. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

16. *The Securities issued by the Company will not be freely tradable until one year from*

the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

17. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

18. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

19. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

20. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

21. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

22. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Puro Trader, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $301,258 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

   As 2020 was our build out year, we plan to scale in 2021. We plan to have the proceeds of this raise go to the following allocations: Marketing: 65-70% expand our campaigns and make our land grab with the goal of 1.5 million users by the end of the year. Engineering: 20-25% to launch our app, onboard our extensive backlog of merchants, and expand features on the website.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$14,762
Marketing	$9,510	$199,289
Engineering	$0	$60,000
Back end infrastructure	$0	$27,207
Total Use of Proceeds	**$10,000**	**$301,258**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Puro Trader, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

We are issuing Securities at an offering price of $70.06 per share.

14. Do the securities offered have voting rights?

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	1,000,000	114,582	Yes	One vote per share.
Preferred Stock	500,000	28,370	Yes	The Series A Preferred shall vote together with the Common Stock on an as-converted basis, and not as a separate class, except (i) so long as at least 51% of the originally issued shares of Series A Preferred are outstanding, the Series A Preferred as a class shall be entitled to elect two members of the Board (the "Series A Directors"), and (ii) as required by law. Preferred Series A shareholders have a liquidation preference. Please see the "AMENDED AND RESTATED BYLAWS OF PURO TRADER, INC." for further detail.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Equity Option Pool	The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 50,000 shares of common stock. No shares have been issued under the Plan.	50,000

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

    Currently, there is an option pool that has not yet been fully awarded. Assuming this pool is fully allocated and vested, it will when exercised, dilute existing shareholders. The outstanding convertible debt is convertible into shares of Preferred Stock.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

    The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's amended and restated bylaws for all Securities sold in this Offering.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

    The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    At issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,

- issuer repurchases of securities,

- a sale of the issuer or of assets of the issuer or

- transactions with related parties?

Puro Trader aims to launch a series A round to raise no less than $1,000,000 within the next 15 months. The issuance of additional shares of our stock will dilute your ownershp. As a result, if we achieve profitable operations in the future, our net income per share might be reduced because of dilution, and the market price of our stock, if there is a market price, could decline as a result of the additional issuances of securities. In our current model, we assume we will conduct future buybacks, starting in year 3, with the expectation of buying back shares at a 3x value from our investors. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. In the case of the sale of our company or of the assets of our company, it may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. We may need to renegotiate our related-party debt if our related-party lenders demand that we begin making principal or interest payments. Any renegotiation may be on less favorable terms or may require that we refinance the related-party debt. We may need to raise additional funds through public or private debt or sale of equity to pay the related-party debt. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if our related-party lenders do not continue to cooperate with us, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by the manager(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	Convertible Notes
Amount Outstanding:	$210,440
Interest Rate:	8.0%
Maturity Date:	December 1, 2021
Other Material Terms:	

Convertible notes payable have conversion rights into preferred stock. If a Qualified Financing occurs on or prior to the maturity date, then the outstanding principal amount of the notes payable and all accrued and unpaid interest on the notes shall automatically convert into fully paid and non-assessable shares of the preferred stock issued in such Qualified Financing at a conversion price equal to 80% of the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing. Qualified Financing is defined as a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $1,000,000 (including all proceeds from the incurrence of indebtedness that is converted into such preferred stock, or otherwise cancelled in consideration for the issuance of such preferred stock) with the principal purpose of raising capital. In the event of a change of control, the outstanding principal amount of all notes payable, plus all accrued and unpaid interest, in each case that has not otherwise been previously converted into equity securities, shall be due and payable immediately prior to the closing of such change of control, together with a premium equal to 50% of the outstanding principal amount to be prepaid. The Company has not yet established a class of preferred stock and consequently, there are no additional rights or terms available to such debt holders.

Creditor(s):	Notes Payable
Amount Outstanding:	$152,482
Interest Rate:	3.8%
Maturity Date:	July 1, 2030
Other Material Terms:	

Creditor(s):	Related Party Payable
Amount Outstanding:	$25,000
Interest Rate:	5.0%
Maturity Date:	January 1, 2025
Other Material Terms:	

During 2020, the Company entered into a buyback agreement with a shareholder to buy back 20,000 shares of common stock in exchange for a note payable in the amount of $25,000. This note carries 5% interest and is payable on demand under one of two conditions occurring: (1) the Company closes an aggregate of $750,000 in financing in its Seed Extension Round, or (2) The Company achieved positive cash flow from operations and has cash reserves in excess of $200,000

Creditor(s):	PPP loan

Amount Outstanding:	$132,756
Interest Rate:	1.0%
Maturity Date:	July 1, 2030

Other Material Terms:

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

Creditor(s):	Joshua Leavitt
Amount Outstanding:	$175,000
Interest Rate:	0.0%
Maturity Date:	Payable On Demand

Other Material Terms:

Since inception, a related party has provided loans to the Company valued at $328,030 as of December 31, 2020. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

Creditor(s):	Pierre Rogers
Amount Outstanding:	$25,000
Interest Rate:	0.0%
Maturity Date:	Payable On Demand

Other Material Terms:

Since inception, a related party has provided loans to the Company valued at $328,030 as of December 31, 2020. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

Creditor(s):	Puro Group
Amount Outstanding:	$128,030
Interest Rate:	0.0%
Maturity Date:	Payable On Demand

Other Material Terms:

Since inception, a related party has provided loans to the Company valued at $328,030 as of December 31, 2020. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

25. What other exempt offerings has Puro Trader, Inc. conducted within the past three years?

| Date of Offering: | 06/2019 |
| Exemption: | Section 4(a)(2) |

Securities Offered: Preferred Stock

Amount Sold: $380,000

Use of Proceeds:

Reengineer the Puro Trader platfrom to accomodate a kayak.com style system for retailers and distributors as well as put the professional team in place to operationalize the business. Eventually expanded this to for the basis of Yahyn.com

Date of Offering: 06/2019

Exemption: Section 4(a)(2)

Securities Offered: Common Stock

Amount Sold: $100

Use of Proceeds: Issuance of founder shares at par value.

Date of Offering: 10/2020

Exemption: Section 4(a)(2)

Securities Offered: Preferred Stock

Amount Sold: $125,000

Use of Proceeds:

Continued to support operations, marketing, and engineering development costs

Date of Offering: 06/2020

Exemption:

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered: Common Stock

Amount Sold: $83,345

Use of Proceeds:

Continued to support operations, marketing, and engineering development costs

Date of Offering: 06/2020

Exemption:

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered: Common Stock

Amount Sold: $118,627

Use of Proceeds:

Continued to support operations, marketing, and engineering development costs

Date of Offering: 07/2020

Exemption:

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

| Securities Offered: | Common Stock |
| Amount Sold: | $111,482 |

Use of Proceeds:

Continued to support operations, marketing, and engineering development costs

| Date of Offering: | 09/2020 |

Exemption:

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

| Securities Offered: | Common Stock |
| Amount Sold: | $59,913 |

Use of Proceeds:

Continued to support operations, marketing, and engineering development costs

| Date of Offering: | 10/2020 |

Exemption:

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

| Securities Offered: | Common Stock |
| Amount Sold: | $50,903 |

Use of Proceeds:

Continued to support operations, marketing, and engineering development costs

| Date of Offering: | 11/2020 |

Exemption:

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

| Securities Offered: | Common Stock |
| Amount Sold: | $27,693 |

Use of Proceeds:

Continued to support operations, marketing, and engineering development costs

| Date of Offering: | 12/2020 |

Exemption:

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

| Securities Offered: | Common Stock |
| Amount Sold: | $32,042 |

Use of Proceeds:

Continued to support operations, marketing, and engineering development costs

Date of Offering:	12/2020
Exemption:	
Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	
Securities Offered:	Common Stock
Amount Sold:	$29,912
Use of Proceeds:	

Continued to support operations, marketing, and engineering development costs

Date of Offering:	01/2021
Exemption:	
Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	
Securities Offered:	Common Stock
Amount Sold:	$29,423
Use of Proceeds:	

Continued to support operations, marketing, and engineering development costs

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
   1. any director or officer of the issuer;
   2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   4. any immediate family member of any of the foregoing persons.

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Joshua Leavitt	SVP	Note Payable	$175,000
Puro Group	Entity owned by SVP and CEO	Note Payable	$128,030
Pierre Rogers	CEO	Note Payable	$25,000

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    We have seen significant growth in our revenues in the second quarter of 2021. Monthly revenues now exceed $100,000, we have more than 100,000 members, and our monthly growth rate this year is 42%. We believe our prior year expenditures to build our platform, which integrates the inventory management systems of retailers, distributors and producers, have been instrumental in driving our sales growth. Revenues for the year ended December 31, 2020 increased by $24,177, or 128%, to $43,065, as compared to revenues of $18,888 for the year ended December 31, 2019. The net loss for the year ended December 31, 2020 increased by $993,837, or 160% to $1,615,734 as compared to a net loss of $621,897 in the year ended December 31, 2019. Our three largest expense categories, sales & marketing, outside contractors, and payroll increased by 378%, 161% and 189%, respectively, in the year ended December 31, 2020 as compared to the year ended December 31, 2019. Sales & marketing increased to $284,921 from $59,558; outside contractors increased to $696,134 from 262,269; and payroll increased to $460,697 from $159,350. Cash provided by financing activities amounted to $1,351,197 in the year ended December 31, 2020, which offset the cash used for operating activities of $1,329,725. We plan to use the proceeds from this offering to expand our business development team by 3 people, 1 of whom is based internationally and will focus on our custom DTC import business. We have demonstrated that our business can scale rapidly, as demonstrated by our recent sales growth, because we do not carry any inventory or accounts receivable. We sell inventory owned by other companies and we collect a transaction fee from the buyer and the seller when a sale is completed. We raised our angel round at a $3,000,000 valuation. Given the development of Yahyn, we believe that we expanded our available market as we anticipate we can grow in the short term at greater than 100% on a month-to-month basis. We believe the Company now has a pre-money valuation of $10,000,000, or $70.06 per share.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?

3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   1. in connection with the purchase or sale of any security?;
   2. involving the making of any false filing with the Commission?
   3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   1. at the time of the filing of this offering statement bars the person from:
      1. association with an entity regulated by such commission, authority, agency or officer?
      2. engaging in the business of securities, insurance or banking?
      3. engaging in savings association or credit union activities?

   2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing,

the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Puro Trader, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcript: Yahyn. 78% of wine drinkers base their buying decision on two factors, brand name and brand awareness, or the aesthetic of the label. Which means that people make choices not based on how good the wine tastes. The wine industry as a whole has buried consumers in data in a race to educate the customer. Vintage, varietal, blends, regions, ratings, pairings, and tasting notes create an unintended consequence which is known as the paradox of choice. Providing customers with too many options decreases the likelihood they will make a purchase. We know that the industry doesn't understand. We polled consumers and watched customer behavior in the real world. The overwhelming majority of people want a good bottle for a fair price. The problem is that both of those things are subjective. What consumer behavior teaches us is that within social settings there tends to be an authority on wine within the group that the group defaults to for the buying decisions. This unfolds in both social and business settings. When we dig deeper, people tell us that they wish or want to know more about wine, but their bandwidth just doesn't allow for it. They are relieved to give that decision over to an authority. This is where Yahyn steps in to empower every user, not with education, but with a direct recommendation based upon their options. As mentioned before, in many social settings the group decides who is the most knowledgable in wine, and hands him or her the wine menu. Using our OCR technology, the user snaps a picture of the wine menu, enters basic preferences, and a recommendation is given. The recommendation is based on the average of the top critics scores and the msrp vs. the restaurant's menu price. This gives us a ratio of taste over value. We then can give the user the best value recommendation, which is the highest-rated best tasting to the fairest price, the lowest markup over retail. This creates tremendous value for the user, as they are instantly a sommelier. This customer type is widely underserved in the marketplace, but gives us tremendous insight into buying habits and preferences. Armed with their buying habits and preferences, our ability to market to that consumer is significantly more effective. We are then able to put these folks into the top of our sales funnel. The Yahyn platform integrates merchants, defined and retailers and vineyards, point of sale systems and inventory systems in real time into Yahyn. This gives us the diversified and distributed inventory we offer customers for price and inventory discovery. This has a further compounding effect around shipping costs, as logistics costs can be reduced. Furthermore, the internet has positively disrupted nearly every industry from transportation to hospitality, to mattress buying. Only 5% of wine purchases currently happen online. However, the year over year growth is trending steeply higher. Growing at double digits year over year, which is incredibly exciting, and is signaling a market trend. We believe the market is in making recommendations, rather than in education. Using the customer data, we are able to use our diversified inventory platform to give our users price and inventory discovery. This gives us the ability to delight customers with higher accuracy

and consistency. Yahyn believes in bucking antiquated protocols, and we do this by enhancing peoples' most treasured celebratory moments. We do this by turning our users into instant sommeliers, by providing option specific recommendations so they can get back to enjoying time with friends, family, and colleagues.

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Incorporation: certificateofincorporation.pdf

    Corporate Bylaws: corporatebylaws.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

    Pitch Deck: pitchdeck.pdf

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: www.yahyn.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.